UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2013

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:	☐	No:	☒
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 7, 2013

Q1 2013

SIERRA WIRELESS™

UNITED STATES GAAP

First Quarter Report

For the three months ended March 31

Everything Connected

Security
Sales & Payment
Consumer
Mobile Computing
Fleet Management
Automotive

Report to Shareholders

I am pleased to report that we completed the sale of the assets and operations of our AirCard® business to Netgear, Inc. on April 2nd. This divestiture is a major milestone for the company, establishing Sierra Wireless as the world's leading pure play, machine-to-machine (“M2M”) company, with a global market share of 33%. With this transaction, we are able to focus all of our efforts and resources on pursuing the exciting secular growth opportunity in M2M.

We believe in the vision of a connected world - a world where every device that can deliver value from being connected, will be connected. We see increased focus and investment from large industry leaders such as Cisco, Ericsson and Verizon, which has clearly helped to enhance global awareness of the value of connected machines. In addition, new growth enablers are emerging - new service pricing models, new business models, and new tools and software - that make M2M solutions easier to build, deploy and manage. We expect all these factors will combine to accelerate the market opportunity.

In addition to leading global market share, our business boasts a blue-chip customer base, unmatched innovation, and the industry's broadest product line. We believe we are very well positioned to capture the M2M growth opportunity.

Our financial performance in the first quarter was solid. Revenue increased to $101.4 million, up 10% year-over-year. Additionally, our continued focus on product cost reduction and favorable product mix combined to drive a significant improvement in gross margin.

Revenue from our OEM Solutions product line was $89.2 million in the first quarter, an increase of 11% compared to the first quarter of 2012. Growth was driven by a strong contribution from Sagemcom, which we acquired in August last year. Revenue from our Enterprise Solutions product line was $12.2 million in the first quarter, flat compared to the same period last year. Overall demand for our Enterprise Solutions was solid during the quarter; however we experienced delays in transitioning some customers to our new 4G AirLink platforms which dampened revenue.

Looking forward, we expect to see stronger revenue growth and non-GAAP profitability in the second quarter of 2013. Over the longer term, our goal is to continue to drive revenue growth and improving profitability as we leverage our leadership position, capture market share and expand into new segments and geographies. With the proceeds from the AirCard divestiture, we are also well positioned to accelerate growth and shareholder value creation through acquisitions.

Longer term, we believe that M2M represents a great secular growth opportunity. As the clear global leader, we are exceptionally well positioned to capture this opportunity, and drive sustainable, profitable growth. We believe all the elements are in place to accelerate value creation in 2013 and beyond.

I thank you for your continued confidence and look forward to reporting to you on our achievements over the coming quarters.

Jason W. Cohenour
President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this letter constitute forward-looking statements or forward-looking information and, in this regard, you should read carefully the "Cautionary Note Regarding Forward-Looking Statements" in the attached Management's Discussion & Analysis.

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS	4
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	5
OVERVIEW	6
Business Overview	6
First Quarter Overview	7
Outlook	9
Disposition of AirCard Business	10
CONSOLIDATED RESULTS OF OPERATIONS	11
SUMMARY OF QUARTERLY RESULTS OF OPERATIONS	14
LIQUIDITY AND CAPITAL RESOURCES	15
NON-GAAP FINANCIAL MEASURES	17
OFF-BALANCE SHEET ARRANGEMENTS	19
TRANSACTIONS BETWEEN RELATED PARTIES	19
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	19
OUTSTANDING SHARE DATA	19
IMPACT OF ACCOUNTING PRONOUNCEMENTS	19
INTERNAL CONTROL OVER FINANCIAL REPORTING	20
LEGAL PROCEEDINGS	20
RISKS AND UNCERTAINTIES	22
CONSOLIDATED FINANCIAL STATEMENTS	31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the three months ended March 31, 2013, and up to and including May 6, 2013. This MD&A should be read together with our unaudited interim consolidated financial statements for the three months period ended March 31, 2013 and March 31, 2012, and our audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2012 (“the consolidated financial statements”). The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Throughout this document, references are made to certain non-GAAP financial measures that are not measures of performance under U.S. GAAP.  Management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance.  These non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in “Non-GAAP Financial Measures”.

Additional information about the Company, including our most recent consolidated financial statements and our Annual Information Form, is available on our website at www.sierrawireless.com, or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-looking Statements
Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”), including our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws. Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including, without limitation, the following factors which are discussed in greater detail under “Risks and Uncertainties” and in our other regulatory filings with the U.S. Securities and Exchange Commission (the “SEC”) in the United States and the provincial securities commissions in Canada.

▪
We may experience higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues in connection with the divestiture of the AirCard assets and operations;

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed; and

▪	Transition periods associated with the migration to new technologies may be longer than we expect.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

OVERVIEW
On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business for $138 million in cash plus assumed liabilities. The transaction was first announced on January 28, 2013. In accordance with U.S. GAAP, assets and liabilities associated with the sale have been recorded as “held for sale” in our consolidated balance sheet as at March 31, 2013 and the results of operations of the AirCard business as discontinued operations in our consolidated statements of operations for the three months ended March 31, 2013 and 2012. The selected financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations (refer to the section on “Disposition of AirCard business” for additional details).
Business Overview
Sierra Wireless Inc. (“Sierra Wireless” or the “Company”) is the global leader in machine-to-machine ("M2M") devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's leading portfolio of wireless M2M devices, including embedded modules, modems and gateways, seamlessly integrated with secure M2M cloud services. Our M2M solutions provide a simple, scalable, and secure platform for OEMs, enterprises and mobile network operators to bring connected products and services to market faster and at lower cost.
As a result of the sale of our AirCard business, our segments and product lines have changed from those reported at December 31, 2012. Effective January 1, 2013, we have one reportable segment with two product lines. The OEM Solutions product line includes embedded wireless modules and tools for OEM customers, and the Enterprise Solutions product line includes intelligent gateways, modems and tools for enterprise customers including a cloud-based infrastructure for building, deploying, and managing M2M applications.
Our OEM Solutions lineup of embedded wireless modules are used to integrate wireless connectivity into products and solutions made by OEM customers, which cover a broad range of industries, including automotive, networking equipment, energy, security, sales and payment, industrial control and monitoring, fleet management, field service, healthcare, and consumer electronics and include leading PC and tablet manufacturers globally. The AirPrime™ Embedded Wireless Modules product portfolio spans 2G, 3G, and 4G technologies and includes robust remote device management capability, as well as support for on-board embedded applications with the OpenAT® Application Framework.

Our Enterprise Solutions portfolio, comprising AirLink® Intelligent Gateways and the AirVantage® M2M Cloud, offers customers value-added plug-and-play hardware, software, and cloud services to get their M2M applications up and running quickly.

AirLink devices are rugged, intelligent wireless gateways and modems that provide mission-critical connectivity for industrial, enterprise, and transportation applications around the world. They are designed for use where reliability and security are essential, and are sold to public safety, transportation, field service, energy, industrial, and financial enterprises and organizations around the world. The AirLink product portfolio includes 2G, 3G and 4G LTE terminals, supported by cloud-based remote device management tools. AirLink gateways can be easily configured for almost any type of application, and also support on-board embedded applications with the ALEOS Application Framework.

The AirVantage M2M Cloud provides a secure, scalable infrastructure for M2M applications. The AirVantage Enterprise Platform can be used to collect, transmit, and store machine data, and process and schedule events, from any number of devices, across any network operator around the world. M2M solution developers can use the latest cloud API standards to quickly integrate that machine data with their own enterprise applications and back-end systems. The AirVantage Management Service can be used to centrally deploy and monitor M2M devices, including configuring device settings, delivering firmware and embedded application updates, and administering airtime subscriptions across global networks.

First Quarter Overview
In the first quarter of 2013, our business delivered solid year-over-year growth, with revenue up 9.8% and in line with guidance. This revenue growth was driven by our OEM Solutions product line with strong contribution from the acquired Sagemcom business, offset by more normalized seasonal sales patterns and more product transitions in Q1 of this year compared to a year ago. Revenue from our Enterprise Solutions product line was flat year-over-year as we worked through certain product transitions related to our 4G platforms. Solid revenue and gross margin led to a non-GAAP loss from operations that was slightly better than expected in the quarter.
Compared to an exceptionally strong fourth quarter of 2012, revenue was down sequentially, as we expected. Gross margin was aligned with fourth quarter 2012 levels, and operating expenses increased as a result of higher new product certification costs combined with the negative impact of a strengthening Euro. Fourth quarter 2012 operating expenses benefited from project funding from a partner, which offset certain research and development expenses.
Financial highlights for the three months ended March 31, 2013:

•	Revenue was $101.4 million, down 7.3% compared to $109.4 million in the fourth quarter of 2012.

•	Gross margin was 32.9% , compared to 33.1% in the fourth quarter of 2012.

•	Non-GAAP loss from operations was $1.4 million, compared to Non-GAAP earnings of $3.7 million in the fourth quarter of 2012.

•
Net loss from continuing operations of $7.9 million and loss per share of $0.26 compared to net earnings from continuing operations of $15.5 million and diluted earnings per share of $0.50 in the fourth quarter of 2012. A favorable income tax recovery contributed to the prior quarter net earnings.

•
Non-GAAP net loss from continuing operations was $0.7 million, or $0.02 per diluted share, compared to Non-GAAP net earnings from continuing operations of $4.5 million, or $0.15 per diluted share in the fourth quarter of 2012.

•
Net loss including discontinued operations was $6.1 million, or loss per share of $0.20, compared to net earnings including discontinued operations of $19.6 million, or $0.64 per diluted share in the fourth quarter of 2012.

Selected Financial information:

(in thousands of U.S. dollars, except where otherwise stated)
	2013			2012 (2)
	Q1	Total	Q4	Q3	Q2	Q1
Statement of Operations data:
Revenue (GAAP and Non-GAAP)	$101,401	$397,321	$109,405	$100,183	$95,398	$92,335

Gross Margin
- GAAP	$33,378	$125,274	$36,233	$31,086	$30,081	$27,874
- Non-GAAP (1)	33,453	125,578	36,294	31,168	30,159	27,957

Gross Margin %
- GAAP	32.9%	31.5%	33.1%	31.0%	31.5%	30.2%
- Non-GAAP (1)	33.0%	31.6%	33.2%	31.1%	31.6%	30.3%

Earnings (loss) from operations
- GAAP	$(6,884)	$(22,206)	$(1,516)	$(6,728)	$(6,558)	$(7,404)
- Non-GAAP (1)	(1,412)	898	3,721	334	(360)	(2,797)

Net earnings (loss) from continuing operations
- GAAP	$(7,938)	$(4,202)	$15,523	$(3,612)	$(8,868)	$(7,245)
- Non-GAAP (1)	(709)	(444)	4,490	1,251	(3,375)	(2,810)

Net earnings from discontinued operations
- GAAP	$1,863	$31,401	$4,083	$7,279	$12,449	$7,590
- Non-GAAP (1)	3,596	33,796	5,779	7,512	12,682	7,823

Net earnings (loss)
- GAAP	$(6,075)	$27,199	$19,606	$3,667	$3,581	$345
- Non-GAAP (1)	2,887	33,352	10,269	8,763	9,307	5,013

Revenue by Product Line:
OEM Solutions	$89,232	$346,543	$94,874	$88,270	$83,299	$80,100
Enterprise Solutions	12,169	50,778	14,531	11,913	12,099	12,235
	$101,401	$397,321	$109,405	$100,183	$95,398	$92,335

Share and per share data:
Basic and diluted earnings (loss) per share (in dollars)
- GAAP	$(0.20)	$0.88	$0.64	$0.12	$0.12	$0.01
- Non-GAAP (1)	$0.09	$1.08	$0.33	$0.29	$0.30	$0.16

Common shares (in thousands)
At period-end	30,791	30,592	30,592	30,590	30,562	30,910
Weighted average - basic	30,695	30,788	30,591	30,573	30,817	31,175
Weighted average - diluted	30,695	30,788	30,774	30,573	30,817	31,175

(1) Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, impairment, acquisition and disposition costs, integration costs, restructuring costs, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments.  Refer to the section on “Non-GAAP financial measures” for additional details.
(2) Selected financial information for 2012 has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

See discussion under “Consolidated Results of Operations” for factors that have caused period-to-period variations.

Other key business highlights for the three months ended March 31, 2013:

•
We introduced the next generation of AirPrime modules, first in the world to combine a powerful multicore processor, built-in connectivity to secure cloud services, and open application framework to offer an entire M2M ecosystem on a module. This entire M2M ecosystem on a module is a major step forward in simplifying the integration of embedded wireless communications, enabling developers to spend more time developing their core application and business model, and spend less time on the challenges of integrating wireless communication.

•
Early in April 2013, we launched a compact 3G intelligent gateway, the AirLink LS300, an all-in-one successor to the market-leading AirLink Raven line of rugged gateways. The AirLink LS300 is quick to deploy, simple to manage, and stands up for years in the harshest environments. It provides all the benefits customers have come to rely on in the AirLink product line, including best-in-class network connectivity, rugged military-spec design and ALEOS TM embedded intelligence.

Outlook
In the second quarter of 2013, we expect solid sequential and year-over-year revenue growth. We expect gross margin percentage and operating expenses to be similar to first quarter of 2013 levels.
Macroeconomic pressure in Europe continues to dampen near-term growth in our business. However, we continue to believe that the market for wireless M2M solutions has strong growth prospects. We anticipate growth in the number and type of devices being wirelessly connected, driven by a number of enablers, such as lower wireless connectivity costs, faster wireless connection speeds, new devices and tools to simplify development of M2M applications, and increased focus and investment from network operators, infrastructure vendors and other wireless ecosystem players. More importantly, we see strong customer demand in many of our target verticals driven by increasing recognition of the value created by deploying M2M solutions, such as new revenue streams, cost efficiencies, and better customer awareness.
Key factors that we expect will affect our results in the near term are the timely ramp up of sales of our new products recently launched or currently under development; the level of success our OEM customers achieve with sales of embedded solutions to end users; our ability to secure future design wins with both existing and new customers; wireless technology transitions and the timing of deployment of mobile broadband networks by wireless operators; competition; the availability of components from key suppliers; general economic conditions in the markets we serve; and seasonality in demand. We expect that product and price competition from other wireless device manufacturers will continue to play a role in the M2M market. As a result of these factors, we may experience volatility in our results on a quarter to quarter basis. Gross margin percentage may fluctuate from quarter to quarter depending on product and customer mix, average selling prices and product costs.

Disposition of AirCard Business

On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. (“Netgear”) for $138 million in cash plus assumed liabilities. The purchase price is subject to customary working capital adjustments. Approximately 160 employees, primarily in sales, marketing and research and development were transferred to Netgear, as well as certain facilities in Carlsbad, California and Richmond, British Columbia. We expect to realize net cash proceeds of approximately $100 million from the divestiture after related taxes, expenses, retention for the purposes of indemnification, and final inventory adjustments. The Company intends to use a substantial portion of the net proceeds from the transaction to continue its acquisition strategy in the M2M market, as well as re-purchase shares of the Company pursuant to its Normal Course Issuer Bid approved by the Toronto Stock Exchange in February 2013.
In accordance with U.S. GAAP, assets and liabilities associated with the sale have been recorded as “held for sale” in our consolidated balance sheet as at March 31, 2013 and the results of operations of the AirCard business as discontinued operations in our consolidated statements of operations for the three months ended March 31, 2013 and 2012. The historical consolidated statements of operations and related selected financial information have been retrospectively adjusted to distinguish between continuing operations and discontinued operations.
Summarized results from discontinued operations were as follows:

	Three months ended March 31, 2013	Three months ended March 31, 2012
Revenue	$45,049	$57,931
Cost of goods sold	32,908	41,039
Gross margin	$12,141	$16,892
Gross margin %	27.0%	29.2%
Expenses	9,642	9,146
Earnings from operations	2,499	7,746
Net earnings from discontinued operations	$1,863	$7,590
During the three months ended March 31, 2013, AT&T accounted for 12% of our aggregated revenue, from continuing and discontinued operations. During the three months ended March 31, 2012, Sprint and AT&T each accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations, and on a combined basis, accounted for 29% of the aggregated revenue.

CONSOLIDATED RESULTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)
	2013		2012 (1)
	$	% of Revenue	$	% of Revenue
Revenue	101,401	100.0%	92,335	100.0%
Cost of goods sold	68,023	67.1%	64,461	69.8%
Gross margin	33,378	32.9%	27,874	30.2%

Expenses
Sales and marketing	10,356	10.2%	9,321	10.1%
Research and development	18,363	18.1%	14,931	16.2%
Administration	8,123	8.0%	8,459	9.1%
Restructuring	117	0.1%	180	0.2%
Integration	27	—%	—	—%
Amortization	3,276	3.3%	2,387	2.6%
	40,262	39.7%	35,278	38.2%
Loss from operations	(6,884)	(6.8)%	(7,404)	(8.0)%
Foreign exchange gain (loss)	(2,370)		206
Other expense	(132)		(171)
Loss before income taxes	(9,386)		(7,369)
Income tax recovery	1,448		124
Net loss from continuing operations	(7,938)		(7,245)
Net earnings from discontinued operations	1,863		7,590
Net earnings (loss)	(6,075)		345

Net earnings (loss) per share - Basic and diluted (in dollars)
Continuing operations	$(0.26)		$(0.23)
Discontinued operations	0.06		0.24
	$(0.20)		$0.01

 (1) Financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012
Revenue
Revenue in the three months ended March 31, 2013 increased by $9.1 million, or 9.8%, compared to the same period of 2012. The increase was driven by contribution from the acquisition of M2M business of Sagemcom in August 2012.

Our geographic revenue mix for the three months ended March 31, 2013 and 2012 were as follows:
Gross margin
Gross margin was 32.9% of revenue for the three months ended March 31, 2013, compared to gross margin of 30.2% of revenue in the same period of 2012. The increase in gross margin was primarily related to product cost reductions and favorable product mix. Gross margin included $0.1 million of stock-based compensation expense in each of the three month periods ended March 31, 2013 and March 31, 2012.

Sales and marketing
Sales and marketing expenses increased $1.0 million, or 11.1% , to $10.4 million in the three months ended March 31, 2013, compared to the same period of 2012. The increase in sales and marketing expenses was due to higher expenses incurred as a result of the Sagemcom acquisition. Sales and marketing expenses included $0.3 million of stock-based compensation expense in each of the first three month periods of 2013 and 2012, respectively.

Research and development
Research and development (“R&D”) expenses increased by $3.4 million, or 23.0%, to $18.4 million in the three months ended March 31, 2013, compared to the same period of 2012. The increase in R&D expenses was primarily related to the additional R&D expenses we incurred as a result of the Sagemcom acquisition as well as higher product development costs.

R&D expenses for the three months ended March 31, 2013 included stock-based compensation expense of $0.3 million and acquisition amortization of $1.4 million. R&D expenses for the three months ended March 31, 2012 included stock-based compensation expense of $0.3 million and acquisition amortization of $1.6 million.

Administration
Administration expense decreased by $0.3 million, or 4.0%, in the three months ended March 31, 2013, compared to the same period of 2012. Administration expenses included stock-based compensation expense of $0.9 million and $0.7 million in each of the first three month periods of 2013 and 2012, respectively.

Restructuring
Restructuring costs were $0.1 million for the three months ended March 31, 2013 compared to $0.2 million in the same period of 2012. Restructuring costs in the first three months of 2013 related to our Newark, California facility that was closed effective December 31, 2012 to drive greater efficiency and leverage. Restructuring costs in the first three months of 2012 were primarily related to organizational changes in R&D designed to streamline operations and reduce the number of sites handling product development activities.

Integration costs
Integration costs were less than $0.1 million for the three months ended March 31, 2013 and were primarily related to integrating the Sagemcom business acquired in August 2012. Integration costs for the three months ended March 31, 2012 were $Nil.

Amortization
Amortization expense increased by $0.9 million, or 37.2%, in the three months ended March 31, 2013 compared to the same period of 2012. Amortization expense in the three-month period ended March 31, 2013 included $2.0 million of acquisition amortization compared to $1.4 million in the same period of 2012. The increase in acquisition amortization was related to the Sagemcom acquisition.

Foreign exchange gain (loss)
Foreign exchange loss was $2.4 million during the three months ended March 31, 2013 compared to a gain of $0.2 million in the same period of 2012. Foreign exchange loss for the three months ended March 31, 2013 included a net foreign exchange loss of $1.8 million on revaluation of an intercompany loan to a self-sustaining subsidiary.

Foreign exchange rate changes also impacted our Euro and Canadian dollar denominated revenue and operating expenses. We estimate that changes in exchange rates between 2013 and 2012 positively impacted our first quarter 2013 revenues by approximately $0.1 million; this was more than offset by a negative impact on operating expenses of approximately $0.2 million.

Income tax recovery
Income tax recovery increased by $1.3 million to $1.4 million in the three months ended March 31, 2013 compared to the same period of 2012, primarily driven by changes in relative taxable earnings amongst the different tax jurisdictions in which we operate.

Net loss from continuing operations
Net loss from continuing operations increased by $0.7 million to a net loss of $7.9 million in the three months ended March 31, 2013 compared to the same period of 2012. This increase reflects improved earnings from operations and higher income tax recovery, offset by the impact of a foreign exchange loss.

Net loss from continuing operations in the three months ended March 31, 2013 included stock-based compensation expense of $1.6 million and acquisition amortization of $3.4 million. Net loss from continuing operations in the three months ended March 31, 2012 included stock-based compensation expense of $1.4 million, and acquisition amortization of $3.0 million.

Net earnings (loss)
Net loss increased by $6.4 million to net loss of $6.1 million in the three months ended March 31, 2013, compared to the same period of 2012. The loss reflects the decrease in earnings from discontinued operations which fell from $7.6 million in the three months ended March 31, 2012 to $1.9 million in the same quarter of 2013.

Weighted average number of shares
The weighted average basic and diluted number of shares outstanding was 30.7 million for the three months ended March 31, 2013, compared to 31.2 million for the three months ended March 31, 2012.
The number of shares outstanding was 30.8 million at March 31, 2013, compared to 30.9 million at March 31, 2012. The reduction in number of shares outstanding was primarily due to purchases of 124,300 of the Company's common shares on the Toronto Stock Exchange (“TSX”) and NASDAQ during the first quarter of 2013, under our normal course issuer bid approved February 13, 2013.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following tables highlight selected financial information for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2012.  The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These results are not necessarily indicative of results for any future period.  You should not rely on these results to predict future performance.

(in thousands of U.S. dollars, except where otherwise stated)
	2013	2012 (1)				2011 (1)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$101,401	$109,405	$100,183	$95,398	$92,335	$82,391	$85,363	$85,863
Cost of goods sold	68,023	73,172	69,097	65,317	64,461	57,206	57,855	60,713
Gross margin	33,378	36,233	31,086	30,081	27,874	25,185	27,508	25,150
Gross margin %	32.9%	33.1%	31.0%	31.5%	30.2%	30.6%	32.2%	29.3%

Expenses
Sales and marketing	10,356	10,176	8,572	8,998	9,321	8,886	9,082	9,318
Research and development	18,363	16,294	15,886	14,674	14,931	14,801	15,528	14,873
Administration	8,123	7,743	8,013	8,562	8,459	7,694	8,346	8,635
Restructuring costs	117	42	498	1,531	180	(19)	881	(350)
Integration costs	27	—	—	—	—	—	121	765
Acquisition costs	—	387	2,196	599	—	—	—	—
Impairment of intangible asset	—	—	—	—	—	11,214	—	—
Amortization	3,276	3,107	2,649	2,275	2,387	2,620	2,447	2,794
	40,262	37,749	37,814	36,639	35,278	45,196	36,405	36,035
Operating income (loss) from continuing operations	(6,884)	(1,516)	(6,728)	(6,558)	(7,404)	(20,011)	(8,897)	(10,885)
Foreign exchange gain (loss)	(2,370)	1,608	1,176	336	206	(507)	(154)	(221)
Other income (expense)	(132)	35	(70)	10	(171)	20	68	(13)
Earnings (loss) from continuing operations before income tax	(9,386)	127	(5,622)	(6,212)	(7,369)	(20,498)	(8,983)	(11,119)
Income tax expense (recovery)	(1,448)	(15,396)	(2,010)	2,656	(124)	(68)	(1,632)	(327)
Net earnings (loss) from continuing operations	(7,938)	15,523	(3,612)	(8,868)	(7,245)	(20,430)	(7,351)	(10,792)
Net earnings from discontinued operations	1,863	4,083	7,279	12,449	7,590	6,668	6,353	4,013
Net earnings (loss)	(6,075)	19,606	3,667	3,581	345	(13,762)	(998)	(6,779)
Non-controlling interest	—	—	—	—	—	—	—	(13)
Net earnings (loss) attributable to the Company	$(6,075)	$19,606	$3,667	$3,581	$345	$(13,762)	$(998)	$(6,766)
Earnings (loss) per share - GAAP in dollars
Basic	$(0.20)	$0.64	$0.12	$0.12	$0.01	$(0.44)	$(0.03)	$(0.22)
Diluted	$(0.20)	$0.64	$0.12	$0.12	$0.01	$(0.44)	$(0.03)	$(0.22)
Weighted average number of shares (in thousands)
Basic	30,695	30,591	30,573	30,817	31,175	31,298	31,297	31,267
Diluted	30,695	30,774	30,573	30,817	31,175	31,298	31,297	31,267
(1) Quarterly information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

See section on "Overview", for details of our first quarter of 2013 results compared to our first quarter of 2012 results.

Our quarterly results may fluctuate from quarter to quarter, driven by variation in sales volume, product mix and the combination of variable and fixed operating expenses.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(in thousands of U.S. dollars)

	Three months ended March 31
	2013	2012	Change
Cash flows provided before changes in non-cash working capital:	$5,837	$8,135	$(2,298)
Changes in non-cash working capital
Accounts receivable	(6,643)	613	(7,256)
Inventories	7,354	3,224	4,130
Prepaid expense and other	(9,044)	716	(9,760)
Accounts payable and accrued liabilities	(3,079)	(7,085)	4,006
Deferred revenue and credits	28	(480)	508
	(11,384)	(3,012)	(8,372)
Cash flows provided by (used in):
Operating activities	(5,547)	5,123	(10,670)

Investing activities	(2,847)	5,032	(7,879)
Capital expenditures and increase in intangible assets	(2,858)	(4,374)	1,516
Net change in short-term investments	—	9,345	(9,345)

Financing activities	100	(4,652)	4,752
Issue of common shares	2,104	14	2,090
Repurchase of common shares for cancellation	(1,377)	(3,037)	1,660
Purchase of treasury shares for RSU distribution	—	(987)	987

Operating Activities
Cash used by operating activities increased $10.7 million during the three months ended March 31, 2013, compared to the same period of 2012. The increase in cash used was primarily due to higher working capital requirements during the first three months of 2013 compared to the same period of 2012.

Investing Activities
Cash used by investing activities increased $7.9 million during the three months ended March 31, 2013, compared to the same period of 2012. The increase in investing activities was largely related to the net change in short-term investments, partially offset by lower capital expenditures in the three months ended March 31, 2013.

Cash used for the purchase of capital equipment was primarily for production and tooling equipment, research and development equipment, computer equipment and software, while cash used for intangible assets was driven primarily by patent registration costs and software licenses.
Financing Activities
Cash generated from financing activities increased $4.8 million during the three months ended March 31, 2013, compared to the same period of 2012. The increase in cash was primarily related to the issue of common shares in connection with higher number of stock option exercises, and reduced common share repurchases under our normal course issuer bid compared to a year earlier. In the three months ended March 31 2013, we purchased 124,300 common shares compared to 400,000 common shares in the same period of 2012.
Cash Requirements
Our near-term cash requirements are primarily related to funding our operations, capital expenditures, intellectual property (“IP”) licenses, and other obligations discussed below. We continue to believe our cash and cash equivalents balance of $55.9 million at March 31, 2013 and cash generated from continuing operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans. Our capital expenditures during the second quarter of 2013 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents. However, we cannot be certain that our actual cash requirements will not be greater than we currently expect. With the completion of the sale of the AirCard business on April 2, 2013, we expect to continue to purchase our common shares under our Normal Course Issuer Bid approved by the Toronto Stock Exchange on February 13, 2013.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of March 31, 2013.

Payments due by period (In thousands of dollars)	2013	2014	2015	2016	2017	Thereafter
Operating lease obligations	$3,255	$4,215	$3,752	$3,720	$3,614	$10,795
Capital lease obligations	308	207	132	41	—	—
Purchase obligations (1)	69,459	—	—	—	—	—
Other long-term liabilities (2)	—	23,202	—	—	—	1,188
Total	$73,022	$27,624	$3,884	$3,761	$3,614	$11,983
(1) Purchase obligations represent obligations with certain contract manufacturers to buy minimum amount of designated products between April, 2013 and June, 2013.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
(2) Other long-term liabilities include the long-term portions of accrued royalties.

Capital Resources

(In thousands of dollars)	2013	2012
	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Cash and cash equivalents	$55,923	$63,646	$59,528	$123,159	$106,773
Short-term investments	—	—	—	2,153	—
	55,923	63,646	59,528	125,312	106,773
Unused credit facilities	50,000	50,000	10,000	10,000	10,000
Total	$105,923	$113,646	$69,528	$135,312	$116,773

Credit Facilities
As at March 31, 2013, we had a one year revolving term credit facility  ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce for a principal up to $50 million which expires October 13, 2013. The revolving facility was for working capital requirements and was secured by a pledge against all of our assets, including assets related to discontinued operations, and was subject to borrowing base limitations. As at March 31, 2013, there were no borrowings under the revolving facility.  On April 2, 2013, in connection with the sale of the AirCard business, we amended the revolving credit facility to reduce its size to $10 million. Other terms of the facility remain substantially unchanged.

Letters of Credit
We have entered into a standby letter of credit facility agreement under which we have issued three performance bonds to third party customers in accordance with specified terms and conditions.  At March 31, 2013, we had two Euro denominated performance bonds amounting to €50,000 expiring in June 2014 (December 2012 - €50,000) and a performance bond of $176,000 expiring in May 2013 (December 2012 - $176,000). We also have a letter of credit in the amount of $1.3 million expiring in May 2013 (December 2012 - $1.3 million) issued to a third party vendor with specified terms and conditions. These instruments approximate their fair market value.
Normal Course Issuer Bid
On February 6, 2013, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid (the “2013 Bid”). Pursuant to the 2013 Bid, we can purchase for cancellation up to 1,529,687 of our common shares, or approximately 5% of the common shares outstanding as of the date of the announcement. The 2013 Bid commenced on February 14, 2013 and will terminate on the earlier of: (i) February 13, 2014, (ii) the date the Company completes its purchases pursuant to the Notice of Intention filed with the TSX, or (iii) the date of notice by the Company of termination of the 2013 Bid. As of May 6, 2013, we had purchased and cancelled 124,300 common shares at an average price of $11.08 per share.
NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our non-GAAP financial measures include non-GAAP revenue, non-GAAP gross margin, non-GAAP earnings (loss) from operations, EBITDA (earnings before interest, taxes, depreciation and amortization and before impairment charges), non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide useful information on actual operating results and assist in comparisons from one period to another.  Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.  Non-GAAP results exclude the impact of stock-based compensation expense, amortization related to acquisitions, acquisition and disposition costs, restructuring costs, integration costs, impairment, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts and certain tax adjustments.

EBITDA as defined equates earnings (loss) from operations plus stock-based compensation, acquisition, restructuring, integration, transaction costs, amortization and impairment. EBITDA can also be calculated as non-GAAP earnings (loss) from operations plus amortization excluding acquisition related amortization.

The following table provides a reconciliation of the non-GAAP financial measures to our U.S. GAAP results:

(in thousands of U.S. dollars, except where otherwise stated)
	2013	2012 (1)
	Q1	Total	Q4	Q3	Q2	Q1

Revenue - GAAP and Non-GAAP	$101,401	$397,321	$109,405	$100,183	$95,398	$92,335

Gross margin - GAAP	$33,378	$125,274	$36,233	$31,086	$30,081	$27,874
Stock-based compensation	75	304	61	82	78	83
Gross margin - Non-GAAP	$33,453	$125,578	$36,294	$31,168	$30,159	$27,957

Loss from operations - GAAP	$(6,884)	$(22,206)	$(1,516)	$(6,728)	$(6,558)	$(7,404)
Stock-based compensation	1,655	5,781	1,470	1,462	1,403	1,446
Acquisition	—	3,182	387	2,196	599	—
Restructuring	117	2,251	42	498	1,531	180
Integration	27	—	—	—	—	—
Impairment of an asset in R&D	280	—	—	—	—	—
Acquisition related amortization	3,393	11,890	3,338	2,906	2,665	2,981
Earnings (loss) from operations - Non-GAAP	$(1,412)	$898	$3,721	$334	$(360)	$(2,797)
Amortization	3,212	11,747	3,293	2,904	2,717	2,833
EBITDA	$1,800	$12,645	$7,014	$3,238	$2,357	$36

Net earnings (loss) from continuing operations - GAAP	$(7,938)	$(4,202)	$15,523	$(3,612)	$(8,868)	$(7,245)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	5,355	22,241	5,162	6,885	5,658	4,536
Unrealized foreign exchange loss (gain)	1,874	(3,139)	(1,655)	(1,218)	(165)	(101)
Income tax adjustments	—	(15,344)	(14,540)	(804)	—	—
Net earnings (loss) from continuing operations - Non-GAAP	$(709)	$(444)	$4,490	$1,251	$(3,375)	$(2,810)

Net earnings from discontinued operations - GAAP	$1,863	$31,401	$4,083	$7,279	$12,449	$7,590
Stock-based compensation and disposition costs	1,733	2,395	1,696	233	233	233
Net earnings from discontinued operations - Non-GAAP	$3,596	$33,796	$5,779	$7,512	$12,682	$7,823

Net earnings (loss) - GAAP	$(6,075)	$27,199	$19,606	$3,667	$3,581	$345
Net earnings (loss) - Non-GAAP	2,887	33,352	10,269	8,763	9,307	5,013

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.26)	$(0.14)	$0.50	$(0.12)	$(0.29)	$(0.23)
Non-GAAP - (in dollars)	$(0.02)	$(0.01)	$0.15	$0.04	$(0.11)	$(0.09)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$(0.20)	$0.88	$0.64	$0.12	$0.12	$0.01
Non-GAAP - (in dollars)	$0.09	$1.08	$0.33	$0.28	$0.30	$0.16
(1) Financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements during the three months ended March 31, 2013 and 2012.

TRANSACTIONS BETWEEN RELATED PARTIES
We did not undertake any transactions with related parties during the three months ended March 31, 2013 and 2012.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
We prepare our consolidated financial statements in accordance with U.S. GAAP and we make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, useful lives of assets, adequacy of warranty reserve, royalty obligations, contingencies, stock-based compensation, and fair value measurement. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates.

The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 28 to 32 of our 2012 Annual Report. There were no significant changes in our critical accounting policies in the first quarter of 2013.

OUTSTANDING SHARE DATA
As of the date of this MD&A, the Company had 30,829,546 common shares issued and outstanding, 2,214,015 stock options exercisable into common shares and 328,309 restricted treasury share units outstanding.

IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING CURRENT PERIOD
In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (the revised standard). The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption of this guidance is permitted. We adopted this standard on January 1, 2013, and it had no impact on our consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
We did not make any significant changes in our internal control over financial reporting during the three months ended March 31, 2013 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS
In December 2012, Concinnitas LLC filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by us. The lawsuit makes allegations concerning AirCard products. The lawsuit is in the initial pleadings stage.
In April 2012, a patent holding company, Cell and Network Selection, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer. The lawsuit makes certain allegations concerning the LTE mobile hotspots and USB modems sold by us to AT&T prior to the transfer of the AirCard business to Netgear. The lawsuit is in the scheduling stage and trial has been scheduled for March 2015.
In January 2012, a patent holding company, M2M Solutions LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the interrogatories and response to interrogatories stage.
In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us. In September 2012, the lawsuit was consolidated with another lawsuit commenced by Wi-Lan in the Eastern District of Texas concerning the same patents and trial has been scheduled for September 2013. The lawsuit is currently nearing the end of the discovery stage and a claim construction order was issued in April 2013. In December 2012, Wi-Lan filed additional patent litigation lawsuits in the United States District Court for each of the Eastern District of Texas and the Southern District of Florida asserting patent infringement by us of additional patents not included in the first Wi-Lan suit. The lawsuit in the Southern District of Florida was transferred to the Southern District of California. These two additional lawsuits are in the initial pleadings stage.
In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been stayed against all defendants except Apple, pending the outcome of the first case against Apple in Delaware. In April 2013, the Court of Delaware issued its claim construction order, as well as an order granting Apple's motion for summary judgment on non-infringement and denying Apple's motion for summary judgment on invalidity. The scheduled jury trial in this matter involving Apple was subsequently cancelled. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been stayed against us pending the outcome of the case against Apple with respect to the same patent, which is to take place in the Central District of California.
In July 2009, a patent holding company, SPH America, LLC, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors. The claim construction hearing occurred in April 2012 and the trial had been scheduled for June 2013. In January 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice against us.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
IP Indemnification Claims
We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:
In January 2013, a patent holding company, Steelhead Licensing LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to our customer's products and services, including the mobile hotspot devices sold to them by us prior to the transfer of the AirCard business to Netgear. In March 2013, we advised our customer that we had been granted a license with respect to the patents-in-suit, which license covers any of our products sold by our customers (including this customer). We believe this outcome will not have a material adverse effect on our operating results.
In February 2012, a patent holding company, Intellectual Ventures, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit is in the initial pleadings stage.
In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. A motion to dismiss the lawsuit has been briefed and is pending judgment of the Court.
In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.) (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There are currently 6 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The lawsuit is currently in the scheduling phase.
A patent holding company, Eon Corp. IP Holdings, LLC, filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico. In both cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us prior to the transfer of the AirCard business to Netgear.  Both lawsuits are in the scheduling phase.
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

RISKS AND UNCERTAINTIES
Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face. Additional risks and uncertainties, not presently known to us, may become material in the future or those risks that we currently believe to be immaterial may become material in the future. If any of the following risks actually occur, alone or in combination, our business, financial condition and results of operations, as well as the market price of our common shares, could be materially adversely affected.
Our financial results are subject to fluctuations that could have a material adverse effect on our business and that could affect the market price of our common shares.
Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•	Price and product competition which may result in lower selling prices for some of our products or lost market share;

•	Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•	Demand fluctuation based on the success of our customers in selling their products and solutions which incorporate our wireless products and software;

•	Concentration in our customer base;

•
Development and timing of the introduction of our new products including the timing of sales orders, OEM and distributor customer sell through and design win cycles in our embedded wireless module business;

•	Transition periods associated with the migration to new technologies;

•	Potential commoditization and saturation in certain markets;

•	Our ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•	Product mix of our sales. Our products have different gross margins - for example the embedded wireless module product line has lower gross margins than the higher margin rugged mobile product line;

•	Possible delays or shortages in component supplies;

•	Possible delays in the manufacture or shipment of current or new products;

•	Possible product quality or factory yield issues that may increase our cost of goods sold;

•	Seasonality in demand;

•	Amount of inventory held by our channel partners;

•	Possible fluctuations in certain foreign currencies relative to the U.S. dollar that may affect foreign denominated revenue, cost of goods sold and operating expenses;

•	Achievement of milestones related to our professional services contracts; and

•	Operating expenses that are generally fixed in the short-term and therefore difficult to rapidly adjust to different levels of business.

Any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations, and financial condition.
Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our common shares. In addition, the global financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.
The Company may experience adverse effects relating to the divestiture of the assets and operations of the AirCard business.
Difficulties associated with divestiture could have a material adverse effect on the Company's business, operating results, financial condition and the price of the Company's common shares.
Divestiture execution is a difficult and complex undertaking that requires different skills than those required for day-to-day operations. As a result, we may experience adverse effects relating to the divestiture of the assets and operations of the AirCard business, including but not limited to:

•
The carve-out of the AirCard business from the ongoing business may be disruptive to our ongoing business, place additional demands on our ongoing business and divert management attention from the ongoing business thereby diminishing the ability to maintain focus on the Company's key strategic and financial goals.

•	We may not be able to restructure our existing business operations and/or grow the ongoing business without encountering difficulties and delays.

•	Our relationships with existing customers and suppliers may be adversely affected.

•	The divested business will require certain transition services from us and we may not be able to perform those services in a timely and efficient manner and/or exit in prompt manner.

•	Unanticipated costs.

•	Loss of key employees.

•	We may be subjected to unforeseen liabilities which could have a material adverse effect on the Company.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.
The wireless communications industry is highly competitive and we have experienced and expect to continue to experience intense competition. More established and larger companies with strong brands and greater financial, technical and marketing resources, or companies with different business models sell products that compete with ours and we expect this competition to intensify. Business combinations or strategic alliances by our competitors or the network carriers could weaken our competitive position. We may also introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.
The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.
We sell our products through OEMs, distributors, resellers and network operators, and we are occasionally party to sales agreements with customers comprising a significant portion of our revenue. Most of these customers also sell products of our competitors. Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with OEMs, distributors, resellers and network operators. If certain of our significant customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially. In the three months ended March 31, 2013, one customer individually accounted for more than 10% of our aggregated revenue, from continuing and discontinued operations, and represented approximately 12% of our aggregated revenue. In the three months ended March 31, 2012, two customers each accounted for more than 10% of our aggregated revenue from continuing and discontinued operations, and on a combined basis, represented approximately 29% of our aggregated revenue.
In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.
We may infringe on the intellectual property rights of others.
Our business success depends on us not infringing on the intellectual property rights owned by others. The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future we may continue to receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights. We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers and other third parties. Our component suppliers and technology licensors do not typically indemnify us against these claims and therefore we do not have recourse against them in the event a claim is asserted against us or a customer we have indemnified. This potential liability, if realized, could materially adversely affect our business operating results and financial condition.
Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation. In the last few years, patent claims have been brought against us by third parties whose primary (or sole) business purpose is to acquire patents and other intellectual property rights, and not to manufacture and sell products and services. These entities aggressively pursue patent litigation, resulting in increased litigation costs for us. We expect that this recent development will continue for the foreseeable future. Infringement on intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•	We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys' fees;

•	We may be prohibited from further use of intellectual property as a result of an injunction and may be required to cease selling our products that are subject to the claim;

•
We may have to license third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•
We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•	Management attention and resources may be diverted;

•	Our relationships with customers may be adversely affected; and

•	We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In addition to being liable for substantial damages in the event of an unfavorable outcome in such a claim and our inability to either obtain a license from the third party on commercial terms or develop a non-infringing alternative, our business, operating results and financial condition may be materially adversely affected and we may have to cease the sale of certain products and restructure our business.

We may be unable to continue to license necessary third party technology on commercially reasonable terms, if at all.
We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property. In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products.
We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.
We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We primarily rely on one contract manufacturer, who may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•	The absence of guaranteed or adequate manufacturing capacity:

•	Reduced control over delivery schedules, production levels, manufacturing yields, costs and product quality;

•	Potential business interruption due to unexpected events such as natural disasters, labor unrest or geopolitical events;

•
Potential violations of laws and regulations by our manufacturers that may subject us to additional costs for duties, monetary penalties, seizure and loss of our products or loss of our import privileges, and damage our reputation;

•	The inability of our contract manufacturers to secure adequate volumes of components in a timely manner at a reasonable cost; and

•	Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.
Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers. In this situation, we consider our customers' good faith, non-binding forecasts of demand for our products. As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers' requirements. If we are unable to successfully manage our inventory levels and respond to our customers' purchase orders based on their forecasted quantities, our business, operating results and financial condition could be adversely affected.
We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.
Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component. From time to time, certain components used in our products have been, and may continue to be in short supply worldwide and shortages in allocation of components may result in a delay in filling orders from our customers, which may adversely affect our business. In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business, operating results and financial condition. Alternate sources of components may not be available. If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our operating results and financial condition may be materially adversely affected.
We may have difficulty responding to changing technology, industry standards and customer requirements, and therefore be unable to develop new products in a timely manner which meet the needs of our customers.
The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•	Our ability to attract and retain skilled technical employees;

•	The availability of critical components from third parties;

•	Our ability to successfully complete the development of products in a timely manner;

•	The ability of third parties to complete and deliver on outsourced product development engagements; and

•	Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we may be unable to recover our research and development expenses.
We develop products to meet our customers' requirements. OEM customers award design wins for the integration of wide area embedded wireless modules on a platform by platform basis. Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers' future needs, we may not win their future business and our revenue and profitability may decrease.
In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments on a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.
Continued difficult or uncertain global economic conditions could adversely affect our revenue and profitability.
A significant portion of our business is in the United States, Europe and the Asia-Pacific region and we are particularly exposed to the downturns and current uncertainties that impact the wireless communications industry in those economies. The ongoing global market turmoil could lead to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. To the extent that we experience further global economic deterioration, or deterioration in one of our large markets in the United States, Europe or the Asia-Pacific region, the resulting economic pressure on our customers may cause them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, resulting in a decline in our revenues and profitability that could be material.
It is difficult to estimate or project the level of economic activity, including economic growth, in the markets we serve. As our budgeting and forecasting is based on the demand for our products and services, these economic uncertainties result in it being difficult for us to estimate future revenue and expenses.
Fluctuations in exchange rates between the U.S. dollar and other currencies, including the Canadian dollar, and the Euro may affect our operating results.
We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.
The majority of our revenues are denominated in U.S. dollars while a significant amount of our research and development, marketing and administration costs are denominated in currencies other than the U.S. dollar; primarily the Canadian dollar and the Euro. To the extent that exchange rates between the U.S. dollar and the Canadian dollar and Euro fluctuate, we will experience an impact on our earnings.
As our business expands internationally, we will be exposed to additional risks relating to international operations.
We intend to continue to grow our international business operations. Our international operations expose us to additional risks unique to such international markets, including the following:

•	Increased credit management risks and greater difficulties in collecting accounts receivable;

•	Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•	Uncertainties of international laws and enforcement relating to the protection of intellectual property;

•	Economic or political instability;

•	Potential adverse tax consequences;

•	Difficulty in managing a worldwide workforce in compliance with business practices and local laws, that vary from country to country; and

•	Consumer protection laws that impose additional requirements on us or restrict our ability to provide limited warranty protection.

We may be unable to attract or retain key personnel which may harm our ability to compete effectively.
Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. We do not have fixed-term employment agreements with our key personnel. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.
Furthermore, loss of key employees or deterioration in overall employee morale and engagement as a result of organizational change could have an adverse impact on our growth, business and profitability.
We rely on certain internal processes, infrastructure and information technology systems to efficiently operate and report on our business.
The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions and divestitures of businesses or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

The growth of our Company through the successful acquisition and integration of complementary businesses is an important component of our business strategy. We continue to seek opportunities to acquire or invest in businesses, products and technologies that expand, complement or otherwise relate to our business. For example, on August 1, 2012, we completed our acquisition of Sagemcom's M2M business. Any acquisitions, investments or business combinations by us may be accompanied by risks commonly encountered including:

•
Exposure to unknown liabilities or risks of the acquired companies, including unknown litigation related to acts or omissions of an acquired company and/or its directors and officers prior to the acquisition, deficiencies in disclosure controls and procedures of our acquired company and deficiencies in internal controls over financial reporting of our acquired Company;

•	Higher than anticipated acquisition and integration costs and expenses;

•	The difficulty and expense of integrating the operations and personnel of the acquired companies;

•	Possible use of cash to support the operations of an acquired business;

•	Possible increase in foreign exchange translation risk depending on the currency denomination of the revenue and expenses of the acquired business;

•	Disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management's time and attention from the ongoing business;

•	Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•	The inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting and other procedures and policies in a timely manner;

•	The potential loss of key employees and customers;

•	A possible decrease in our share price, if, as a result of the growth of the Company, we decide to raise additional capital through an offering of common shares, preference shares or debt; and

•	Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.
As business circumstances dictate, the Company may also decide to divest assets, technologies or businesses, for example, the pending sale of our AirCard business. In doing so, the Company may not be successful in identifying or managing the risks commonly encountered, including: higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues. We may not be successful in overcoming these risks or any other problems encountered in connection with a divestiture of assets, technologies or businesses which, if realized, could reduce shareholder value.
In addition, we may be unsuccessful at bringing to conclusion, proposed transactions. Negotiations and closing activities of transactions are complex functions subject to numerous unforeseen events that may impede the speed at which a transaction is closed or even prevent a transaction from closing. Failure to conclude transactions in an efficient manner may prevent us from advancing other opportunities or introduce unanticipated transition costs.
Misappropriation of our intellectual property could place us at a competitive disadvantage.
Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•	Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada, France or other foreign countries;

•	Undetected misappropriation of our intellectual property;

•	The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•	Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and management resources could be diverted in order to defend our rights, which could disrupt our operations.
We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.
In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our operating results, liquidity or financial position. Although we have certain insurance policies in place to transfer risk, we do not know with certainty if any of this type of litigation and resulting expenses will be fully or even partially covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.
We depend on wireless network carriers to promote and offer acceptable wireless data and voice communications services for our products to operate.
Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers' ability to grow their subscriber base. If these network carriers delay the deployment or expansion of next generation networks, fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.
Government regulation could result in increased costs and inability to sell our products.
Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union, the Asia-Pacific region and other regions in which we operate. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries in which we may desire to sell products in the future.
Failures of our products or services due to quality issues, design flaws, errors or other defects that result in product liability claims and product recalls could lead to unanticipated costs or otherwise harm our business.
Our products comprise hardware and software that is technologically complex. In order to compete in the technologically advanced and rapidly changing wireless communication market, we must develop and introduce our products quickly. Despite the sophisticated testing and certification processes for our products, it is possible that our products may contain undetected errors or defects, especially when introduced or when new versions are released. As a result, our products may be rejected by our customers leading to loss of business, loss of revenue, additional development and customer service costs, unanticipated warranty claims, payment of monetary damages under contractual provisions and damage to our reputation.

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(unaudited)

	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$55,923	$63,646
Accounts receivable, net of allowance for doubtful accounts of $1,959 (December 31, 2012 - $2,435)	114,160	108,624
Inventories (note 5)	11,017	12,675
Deferred income taxes	22,230	22,199
Prepaids and other (note 6)	34,323	24,252
Assets held for sale (note 4)	46,876	54,340
	284,529	285,736
Property and equipment	19,153	20,039
Intangible assets	50,525	56,357
Goodwill	96,205	97,961
Deferred income taxes	3,880	3,880
Other assets	767	790
	$455,059	$464,763

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	$128,125	$128,216
Deferred revenue and credits	1,306	1,312
Liabilities held for sale (note 4)	7,075	10,353
	136,506	139,881
Long-term obligations (note 8)	24,771	26,526
Deferred income taxes	300	300
	161,577	166,707
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 30,791,455 shares (December 31, 2012 - 30,592,423 shares)	324,748	322,770
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 312,502 shares (December 31, 2012 – 716,313 shares)	(2,283)	(5,172)
Additional paid-in capital	20,807	23,203
Deficit	(41,424)	(35,283)
Accumulated other comprehensive loss (note 9)	(8,366)	(7,462)
	293,482	298,056
	$455,059	$464,763

Subsequent event (note 4)
Commitments and contingencies (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2013	2012
Revenue	$101,401	$92,335
Cost of goods sold	68,023	64,461
Gross margin	33,378	27,874

Expenses
Sales and marketing	10,356	9,321
Research and development	18,363	14,931
Administration	8,123	8,459
Restructuring (note 12)	117	180
Integration	27	—
Amortization	3,276	2,387
	40,262	35,278
Loss from operations	(6,884)	(7,404)
Foreign exchange gain (loss)	(2,370)	206
Other expense	(132)	(171)
Loss before income taxes	(9,386)	(7,369)
Income tax recovery	1,448	124
Net loss from continuing operations	(7,938)	(7,245)
Net earnings from discontinued operations	1,863	7,590
Net earnings (loss)	$(6,075)	$345
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(904)	2,002
Comprehensive income (loss)	$(6,979)	$2,347
Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Continuing operations	$(0.26)	$(0.23)
Discontinued operations	0.06	0.24
	$(0.20)	$0.01
Weighted average number of shares outstanding (in thousands)
Basic	30,695	31,175
Diluted	30,695	31,175

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)
(unaudited)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$271,904

Common share cancellation	(800,000)	(6,312)	—	—	—	—	—	(6,312)
Stock option tax benefit for U.S. employees	—	—	—	—	71	—	—	71
Stock option exercises	85,051	637	—	—	(201)	—	—	436
Stock-based compensation	—	—	—	—	6,713	—	—	6,713
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	(2,489)
Distribution of vested RSUs	680	5	(497,884)	3,458	(3,467)	—	—	(4)
Net earnings	—	—	—	—	—	27,199	—	27,199
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	538	538
Balance as at December 31, 2012	30,592,423	$322,770	716,313	$(5,172)	$23,203	$(35,283)	$(7,462)	$298,056

Common share cancellation (note 10)	(124,300)	(1,311)	—	—	—	(66)	—	(1,377)
Stock option exercises (note 11)	295,206	3,071	—	—	(967)	—	—	2,104
Stock-based compensation (note 11)	—	—	—	—	1,928	—	—	1,928
Distribution of vested RSUs	28,126	218	(403,811)	2,889	(3,357)	—	—	(250)
Net earnings (loss)	—	—	—	—	—	(6,075)	—	(6,075)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(904)	(904)
Balance as at March 31, 2013	30,791,455	$324,748	312,502	$(2,283)	$20,807	$(41,424)	$(8,366)	$293,482

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2013	2012
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$(6,075)	$345
Items not requiring (providing) cash
Amortization	7,511	6,982
Stock-based compensation (note 11)	1,928	1,679
Deferred income taxes	(31)	(1,030)
Loss on disposal of property, equipment, and intangibles	—	159
Impairment of assets related to discontinued operations	1,004	—
Other	1,750	—
Taxes paid related to net settlement of equity awards	(250)	—
Changes in non-cash working capital
Accounts receivable	(6,643)	613
Inventories	7,354	3,224
Prepaid expenses and other	(9,044)	716
Accounts payable and accrued liabilities	(3,079)	(7,085)
Deferred revenue and credits	28	(480)
Cash flows provided (used) by operating activities	(5,547)	5,123
Investing activities
Additions to property and equipment	(2,199)	(3,603)
Proceeds from sale of property, equipment, and intangibles	11	61
Increase in intangible assets	(659)	(771)
Net change in short-term investments	—	9,345
Cash flows provided (used) by investing activities	(2,847)	5,032
Financing activities
Issuance of common shares, net of share issue costs	2,104	14
Repurchase of common shares for cancellation	(1,377)	(3,037)
Purchase of treasury shares for RSU distribution	—	(987)
Decrease in other long-term obligations	(627)	(642)
Cash flows provided (used) by financing activities	100	(4,652)
Effect of foreign exchange rate changes on cash and cash equivalents	571	(105)
Cash and cash equivalents, increase (decrease) in the period	(7,723)	5,398
Cash and cash equivalents, beginning of period	63,646	101,375
Cash and cash equivalents, end of period	$55,923	$106,773

The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2012 audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2012 audited consolidated financial statements and the notes thereto. The accompanying interim financial information reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim period.

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

On April 2, 2013, we completed the sale of substantially all of the assets and operations related to the AirCard business to Netgear, Inc. In accordance with U.S. GAAP, assets and liabilities associated with the AirCard business have been recorded as "held for sale" in our consolidated balance sheet as at March 31, 2013 and the results of operations of the AirCard business as discontinued operations in our consolidated statements of operations for each of the three month periods ended March 31, 2013 and 2012 (note 4).

As a result of the subsequent sale of our AirCard business, our segments have changed from those reported at December 31, 2012 when we reported on two segments. Effective January 1, 2013, we have one reportable segment. We have restated our comparative information to conform to current period presentation.

In these interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in United States dollars (U.S. dollars). The term dollars and the symbol “$” refer to U.S. dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES
In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (the revised standard). The revised standard reduces the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 . This standard did not have a material impact on our consolidated financial statements.

3.	ACQUISITION OF M2M BUSINESS OF SAGEMCOM
On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom. The acquisition included substantially all of the assets of the M2M business of Sagemcom for cash consideration of €44.9 million ($55.2 million) plus assumed liabilities of €3.9 million ($4.8 million). We accounted for the transaction using the acquisition method and accordingly, the consideration was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values, as at August 1, 2012. The excess of the purchase price over the value assigned to the net assets acquired was recorded as goodwill. For further details, refer to note 5 of our consolidated financial statements for the year ended December 31, 2012 for the final purchase price allocation and related acquisition information.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

4.	DISPOSITION OF AIRCARD BUSINESS
On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. (“Netgear”) for $138 million in cash plus assumed liabilities. The transaction was first announced on January 28, 2013. We expect to realize net cash proceeds of approximately $100 million from the divestiture, after related taxes, expenses and retention for the purposes of indemnification and final inventory adjustments. Approximately 160 employees, primarily in sales, marketing and research and development, transferred to Netgear, in addition to certain facilities in Carlsbad, California and Richmond, British Columbia.

Assets and liabilities held for sale were as follows:

	March 31, 2013	December 31, 2012
Inventories	$2,871	$8,731
Prepaids	9,030	10,847
Property and equipment	7,714	7,489
Intangible assets	1,305	1,317
Goodwill	25,956	25,956
Assets held for sale	$46,876	$54,340

Liabilities held for sale	$7,075	$10,353

The results related to the AirCard business have been presented as discontinued operations in the statement of earnings and were as follows:

	Three months ended March 31,
	2013	2012
Revenue	$45,049	$57,931
Cost of goods sold	32,908	41,039
Gross margin	12,141	16,892
Gross margin %	27.0%	29.2%
Expenses	9,642	9,146
Earnings from operations	2,499	7,746
Net earnings from discontinued operations	$1,863	$7,590

We had one significant customer related to discontinued operations during the three months ended March 31, 2013 that accounted for more than 10% of our aggregated revenue from continuing and discontinued operations, comprising sales of $17,115 million (three months ended March 31, 2012 - two significant customers comprising sales of $25,489 and $17,800).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

5.	INVENTORIES
The components of inventories were as follows:

	March 31, 2013	December 31, 2012
Electronic components	$4,554	$7,206
Finished goods	6,463	5,469
	$11,017	$12,675

6.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:

	March 31, 2013	December 31, 2012
Inventory advances	$28,315	$17,613
Insurance and licenses	1,832	2,374
Other	4,176	4,265
	$34,323	$24,252

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:

	March 31, 2013	December 31, 2012
Trade payables	$67,034	$64,351
Inventory commitment reserve	3,531	1,465
Accrued royalties	21,789	22,450
Accrued payroll and related liabilities	10,918	11,461
Taxes payable (including sales taxes)	8,421	9,181
Product warranties	5,111	4,169
Marketing development funds	74	38
Other	11,247	15,101
	$128,125	$128,216

8.	LONG-TERM OBLIGATIONS
The components of long-term obligations were as follows:

	March 31, 2013	December 31, 2012
Accrued royalties	$21,560	$23,566
Other	3,211	2,960
	$24,771	$26,526

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss, net of taxes, were as follows:

	March 31, 2013	December 31, 2012
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(7,816)	(6,912)
	$(8,366)	$(7,462)

10.	SHARE CAPITAL
On February 6, 2013, we received regulatory approval allowing us to purchase for cancellation up to 1,529,687 of our common shares by a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and NASDAQ Global Market. The Bid commenced on February 14, 2013 and will terminate on the earlier of February 13, 2014, the date we complete our purchases, or the date of notice by us of termination. During the three months ended March 31, 2013, we purchased and cancelled 124,300 common shares in the open market at an average price of $11.08 per share. The amount paid to acquire the shares over and above the average carrying value has been charged to retained earnings.

11.	STOCK-BASED PAYMENTS
Stock-based compensation expense:

	Three months ended March 31,
	2013	2012
Cost of goods sold	$75	$83
Sales and marketing	336	271
Research and development	303	335
Administration	941	757
Continuing operations	1,655	1,446
Discontinued operations	273	233
	$1,928	$1,679
Stock option plan	596	543
Restricted stock plan	1,332	1,136
	$1,928	$1,679

As at March 31, 2013, the unrecognized compensation expense related to non-vested stock options and RSUs was $5,815 and $11,239 (2012 – $5,396 and $9,143), respectively, which is expected to be recognized over weighted average periods of 2.9 and 2.1 years (2012 – 2.9 and 2.3 years), respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

Stock option plan
The following table presents stock option activity for the period:

	Three months ended March 31,
Number of Options	2013	2012
Outstanding, beginning of period	2,355,877	2,297,875
Granted	615,127	610,075
Exercised	(295,206)	(3,015)
Forfeited / expired	(393,349)	(10,983)
Outstanding, end of period	2,282,449	2,893,952
Exercisable, beginning of period	1,220,948	1,202,504
Exercisable, end of period	791,418	1,441,407

Under the terms of our employee Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. Based on the number of shares outstanding as at March 31, 2013, stock options exercisable into 796,697 common shares are available for future allocation under the Plan.
The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.
The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. The aggregate intrinsic value of stock options exercised in the three months ended March 31, 2013 was $1,198 (three months ended March 31, 2012 - $8).
The fair value of share options was estimated on the date of grant using the Black-Scholes option‑pricing model with the following assumptions:

	Three months ended March 31,
	2013	2012
Risk-free interest rate	0.90%	0.82%
Annual dividends per share	Nil	Nil
Expected stock price volatility	50%	57%
Expected option life (in years)	4.0	4.0
Estimated forfeiture rate	3.5%	3.5%
Average fair value of options granted (in dollars)	$4.50	$3.42

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares. The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.
Restricted share plans
The following table presents information on the activity of the RSPs (as defined below) for the period:

	Three months ended March 31,
Number of RSUs	2013	2012
Outstanding, beginning of period	1,224,995	904,029
Granted	620,209	820,809
Vested	(453,874)	(488,642)
Forfeited	(6,076)	—
Outstanding, end of period	1,385,254	1,236,196

Outstanding – vested and not settled	32,281	—
Outstanding – unvested	1,352,973	1,236,196
Outstanding, end of period	1,385,254	1,236,196

We have two market based restricted share unit plans: one for U.S. employees and the other for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of common shares of Sierra Wireless, Inc. (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws. With respect to the treasury based RSP, the maximum number of common shares which the Company may issue from treasury is 1,000,000 common shares. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.
Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period. There were 1,352,973 unvested RSUs and 32,281 vested RSUs outstanding as at March 31, 2013.
The aggregate intrinsic value of RSUs that vested and settled in the three months ended March 31, 2013 was $4,995 (three months ended March 31, 2012 – $3,736).
RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. Grants to French employees are expensed over a two-year vesting period.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

12.	RESTRUCTURING
The Company’s restructuring expense and related provisions were as follows:

	Three months ended March 31, 2013
	Workforce Reduction	Facilities	Total
Balance, beginning of period	$472	$182	$654
Expensed in period	100	17	117
Disbursements	(468)	(88)	(556)
Foreign exchange	(1)	—	(1)
Balance, end of period	$103	$111	$214

Classification:
Accounts payable and accrued liabilities	$103	$98	$201
Other long term obligations	—	13	13
	$103	$111	$214

By restructuring initiative:
April 2012	$64	$—	$64
May 2009	—	111	111
Wavecom S.A. and prior	39	—	39
	$103	$111	$214

Our Newark, California facility, was closed effective December 31, 2012 to drive greater efficiency and leverage.  Our AirLink marketing, research and development, and customer support activities transferred primarily to the Richmond, British Columbia, facilities, and manufacturing operations transferred to our manufacturing partner in Suzhou, China. Total severance and other costs for this initiative were estimated to be approximately $2,100, of which $1,980 was recorded in the year ended December 31, 2012.  For the three months ended March 31, 2013, we recorded $100 in restructuring costs related to this initiative and the outstanding remaining obligation is expected to be fully paid by July 31, 2013.

13.	FINANCIAL INSTRUMENTS
(a) Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:
Level 1 -        Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

(b) Credit Facilities
As at March 31, 2013, we had a one year revolving term credit facility  ("Revolving Facility") with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce for a principal up to $50 million which expires October 13, 2013. The revolving facility was for working capital requirements and was secured by a pledge against all of our assets, including assets related to discontinued operations, and was subject to borrowing base limitations. As at March 31, 2013, there were no borrowings under the revolving facility.  On April 2, 2013, in connection with the sale of the AirCard business, we amended the revolving credit facility to reduce its size to $10 million. Other terms of the facility remain substantially unchanged.

(c) Letters of credit
We have entered into a standby letter of credit facility agreement under which we have issued three performance bonds to third party customers in accordance with specified terms and conditions.  At March 31, 2013, we had two Euro denominated performance bonds amounting to €50 thousand expiring in June 2014 (December 2012 - €50 thousand) and a performance bond of $176 expiring in May 2013 (December 2012 - $176). We also have a letter of credit in the amount of $1,300 expiring in May 2013 (December 2012 - $1,300) issued to a third party vendor with specified terms and conditions. These instruments approximate their fair market value.

14.	COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)
We accrue product warranty costs to provide for the repair or replacement of defective products when we sell the related products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

Three months ended March 31, 2013
Balance, beginning of period	$4,169
Provisions	2,090
Expenditures	(1,148)
Balance, end of period	$5,111

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

(b) Other commitments

We have entered into purchase commitments totaling approximately $69,459 net of related electronic components inventory of $4,512 (December 31, 2012 – $54,850, net of electronic components inventory of $7,697), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between April 2013 and June 2013. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business. We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter. To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss. The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation. While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In December 2012, Concinnitas LLC filed a patent litigation infringement in the United States District Court for the Eastern District of Texas asserting patent infringement by us. The lawsuit makes allegations concerning AirCard products. The lawsuit is in the initial pleadings stage.

In April 2012, a patent holding company, Cell and Network Selection, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Texas asserting patent infringement by us and our customer. The lawsuit makes certain allegations concerning the LTE mobile hotspots and USB modems sold by us to AT&T prior to the transfer of the AirCard business to Netgear. The lawsuit is in the scheduling stage and trial has been scheduled for March 2015.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

In January 2012, a patent holding company, M2M Solutions LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the interrogatories and response to interrogatories stage.

In September 2011, a patent holding company, Wi-Lan, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including us. The lawsuit makes certain allegations concerning the wireless communication products sold by us. In September 2012, the lawsuit was consolidated with another lawsuit commenced by Wi-Lan in the Eastern District of Texas concerning the same patents and trial has been scheduled for September 2013. The lawsuit is currently nearing the end of the discovery stage and a claim construction order was issued in April 2013. In December 2012, Wi-Lan filed additional patent litigation lawsuits in the United States District Court for each of the Eastern District of Texas and the Southern District of Florida asserting patent infringement by us of additional patents not included in the first Wi-Lan suit. The lawsuit in the Southern District of Florida was transferred to the Southern District of California. These two additional lawsuits are in the initial pleadings stage.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been stayed against all defendants except Apple, pending the outcome of the first case against Apple in Delaware. In April 2013, the Court of Delaware issued its claim construction order, as well as an order granting Apple's motion for summary judgment on non-infringement and denying Apple's motion for summary judgment on invalidity. The scheduled jury trial in this matter involving Apple was subsequently cancelled. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been stayed against us pending the outcome of the case against Apple with respect to the same patent, which is to take place in the Central District of California.

In July 2009, a patent holding company, SPH America, LLC, filed a patent infringement lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including certain of our customers. The litigation, which has been transferred to the United States District Court for the Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us or our competitors. The claim construction hearing occurred in April 2012 and the trial had been scheduled for June 2013. In January 2013, a mutually agreeable confidential settlement was entered into by the parties which will not have a material adverse effect on our operating results. The lawsuit was subsequently dismissed with prejudice against us.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims
We have been notified by one or more of our customers in each of the following matters that we may have

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

an obligation to indemnify them in respect of the products we supply to them:

In January 2013, a patent holding company, Steelhead Licensing LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to our customer's products and services, including the mobile hotspot devices sold to them by us prior to the transfer of the AirCard business to Netgear. In March 2013, we advised our customer that we had been granted a license with respect to the patents-in-suit, which license covers any of our products sold by our customers (including this customer). We believe this outcome will not have a material adverse effect on our operating results.

In February 2012, a patent holding company, Intellectual Ventures, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against one of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit is in the initial pleadings stage.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. A motion to dismiss the lawsuit has been briefed and is pending judgment of the Court.

In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.) (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There are currently 6 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The lawsuit is currently in the scheduling phase.

A patent holding company, Eon Corp. IP Holdings, LLC, filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. Eon filed a patent litigation lawsuit against another of our customers in January 2012 in the United States District Court for the District of Puerto Rico. In both cases, assertions of patent infringement are being made in relation to the wireless modems sold to our customers by us prior to the transfer of the AirCard business to Netgear.  Both lawsuits are in the scheduling phase.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

15.	COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.